UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   **July 23, 2003**

NetIQ Corporation
(Exact name of Registrant as Specified in its Charter)

Delaware	**000-26757**	**77-0405505**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3553 North First Street, San Jose, California	**95134**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **(408) 856-3000**

N/A

(Former Name or Former Address, if Changed Since Last Report)

ITEM 7.   EXHIBITS

99.1   Press Release dated July 23, 2003

ITEM 9.   REGULATION FD DISCLOSURE (THE INFORMATION IS PROVIDED PURSUANT TO ITEM 12—RESULTS OF OPERATIONS AND FINANCIAL CONDITION)

On July 23, 2003, NetIQ Corporation issued a press release announcing its financial results as of and for the three and twelve months ended June 30, 2003.

The press release is filed as an exhibit to this Current Report on Form 8-K and the contents of the exhibit are included herein by reference.

The information furnished in this report, including the exhibit, shall not be deemed to be incorporated by reference into NetIQ's filings with the SEC under the Securities Act of 1933 and shall not be deemed to be "filed" with the SEC under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 23, 2003

By: /S/ JAMES A. BARTH

    James A. Barth
    Senior Vice President Finance and
    Administration and Chief Financial Officer

Exhibit Index

99.1   Press Release dated July 23, 2003

Exhibit 99.1

For Release 1 p.m. PST
July 23, 2003

NetIQ Announces Fourth Quarter and Fiscal 2003 Results

SAN JOSE, Calif.—July 23, 2003—NetIQ Corp. (Nasdaq: NTIQ), a leading provider of Systems & Security Management and Web Analytics solutions, today announced financial results for its fourth quarter and fiscal year ended June 30, 2003.

GAAP Financial Results

Revenue for the fourth quarter of fiscal 2003 decreased 5% to $72.7 million, compared with $76.2 million for the same period last year. Net loss was $334.7 million or $6.00 per basic and diluted share compared with $180.9 million or $3.46 per basic and diluted share for the fourth quarter of fiscal 2002.

Revenue for the fiscal year ended June 30, 2003 increased 11% to $310.2 million, compared with $278.2 million for the same period last year. Net loss was $908.7 million or $17.07 per basic and diluted share compared with $730.5 million or $13.74 per basic and diluted share for fiscal 2002.

During the fourth quarter of fiscal 2003, NetIQ reclassified from operating expenses to cost of revenue the amortization of purchased technology, in accordance with Statement of Financial Accounting Standards No. 86, "*Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*". This reclassification was applied retroactively to all prior periods.

Core Revenue and Non-GAAP Net Income

Core revenue for the three and twelve-month periods ended June 30, 2003 was $67.7 million and $250.2 million, respectively, representing increases of 32% and 29% compared with the same periods last year. Core revenue excludes license fees from the previously announced licensing agreement with Microsoft.

Revenue from the Microsoft agreement was $5.0 million and $60.0 million during the three and twelve-month periods ended June 30, 2003, respectively, compared with $25.0 million and $85.0 million during the three and twelve-month periods ended June 30, 2002, respectively. Revenue from this agreement is expected to be $5.0 million during the first quarter of fiscal 2004, the last quarter in which revenue is expected under the agreement.

Non-GAAP net income for the fourth quarter was $3.9 million or $0.07 per diluted share, compared with non-GAAP net income of $13.8 million or $0.26 per diluted share for the same period in the prior fiscal year.

Non-GAAP net income for the fiscal year was $34.7 million or $0.64 per diluted share, compared with non-GAAP net income of $49.8 million or $0.90 per diluted share for fiscal 2002.

Non-GAAP net income presents the company's results of operations excluding amortization and impairment of purchased technology, employee stock-based compensation, amortization of other intangible assets, impairment of goodwill, impairment of long-term investment in affiliate, write-off of acquired in-process research and development, restructuring charge, cumulative effect of change in accounting principle, and related income tax effect, as detailed under "Reconciliation of Non-GAAP Information" in the attached financial statements. The exclusion of such items is not in accordance with and is not intended as a substitute for generally accepted accounting principles, and may not be consistent with similar measures used by other companies.

Presentation of non-GAAP net income, earnings per share and core revenue information is intended to provide greater comparability of NetIQ's financial results against historical results as well as those of other enterprise software companies and financial models of securities analysts. Management believes that the non-GAAP information is an additional meaningful measure of operating performance and it is the principal measure of performance used by management and the board of directors.

Business Highlights and Outlook

"This has been a year of transformation and execution for NetIQ," said Chuck Boesenberg, president and CEO of NetIQ. "Despite weakness in mid-size deals and the federal market in the fourth quarter, we've seen strong growth in our core revenues, and have made progress in replacing the declining royalty stream from Microsoft with new product revenue. We acquired and integrated key technologies and people in the security sector from PentaSafe and Marshal Software, which we believe provides us a significant strategic advantage."

- NetIQ anticipates revenue for its first fiscal quarter ending September 30, 2003 to be in the range of $68.0 to $72.0 million.

- NetIQ anticipates GAAP net loss per share of $0.06 to $0.09 and non-GAAP net income per share of $0.01 to $0.04 in the first quarter of fiscal 2004. The reconciliation to non-GAAP EPS guidance is based on the following assumptions: amortization of employee stock based compensation of $106 thousand, amortization of purchased technology of $5.7 million and other intangible assets of $4.4 million.

- NetIQ anticipates revenue for fiscal 2004 to be in the range of $285.0 to $300.0 million.

- NetIQ anticipates GAAP net loss per share of $0.18 to $0.26 and non-GAAP net income per share of $0.12 to $0.20 in fiscal 2004. The reconciliation to non-GAAP EPS guidance is based on the following assumptions: amortization of employee stock based compensation of $389 thousand, amortization of purchased technology of $18.7 million and other intangible assets of $15.3 million.

Fourth Quarter and fiscal 2003 Product Highlights:

- NetIQ products continue to garner industry accolades:

  - Giga report on Active Directory Management identifies NetIQ as market share leader

  - AppManager and MailMarshal won the MSD2D.com People's Choice Award for Exchange High Availability and Exchange e-mail content security categories, respectively

  - WebTrends Reporting Center received the Codie award for Best E-Commerce Solution

NetIQ Analyst/Investor Conference Call:

NetIQ will conduct a conference call at 1:30 p.m. pacific time today to discuss the fourth quarter and fiscal results in more detail. Call-in numbers are 1-877-440-8703 and 1-706-645-0115 (outside the U.S.). A replay will be available through August 29, 2003 at 1-800-642-1687 and 1-706-645-9291 (outside the U.S.). The passcode for the live call and replay is "9363808". An audio webcast of the call and a historical as well as "guidance" reconciliation of GAAP and non-GAAP financial data and other information can be accessed from the company's website at http://www.netiq.com/about_netiq/investor_relations/investorconferencecall.asp.

About NetIQ

Founded in 1995, NetIQ Corporation (Nasdaq:NTIQ) is a leading provider of Systems & Security Management and Web Analytics solutions. Historically focused on the Windows management market, NetIQ now delivers cross-platform solutions that enhance business performance resulting in higher returns on infrastructure and Web investments. NetIQ products are sold across all continents directly and through a network of authorized NetIQ partners and resellers. The company is headquartered in San Jose, Calif., with development and operational personnel in Houston, Texas; Raleigh, N.C.; Bellevue, Wash.; Portland, Ore; and Auckland, New Zealand. For more information, please visit the company's web site at www.netiq.com or call 1-888-323-6768.

Safe Harbor Statement

Statements in this press release regarding future operating results, and statements other than statements of historical fact are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company's future results could differ materially from the expectations discussed herein. Factors that could cause or contribute to such differences include the current uncertain business climate; risks inherent in technology businesses, including the timing and successful development of new products; risks related to the integration of newly acquired companies and achievement of anticipated revenue and cost synergies; our ability to retain and hire technical personnel and other employees; changing relationships with customers, suppliers and strategic partners; unanticipated costs or revenue loss associated with integration and operating activities, or operational or systems disruption; customer acceptance of new product offerings; pricing of new products; our recent internal restructuring initiatives and competition in our various product lines. For a more comprehensive discussion of risks and uncertainties relating to our business, please read the discussions of these risks in documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

NetIQ, WebTrends, AppManager, MailMarshal and WebTrends Reporting Center are trademarks or registered trademarks of NetIQ Corporation in the United States and certain other countries. All other products mentioned are trademarks or registered trademarks of their respective owners.

Contacts:

Greg Klaben, Investor Relations 1-408-856-1894, greg.klaben@netiq.com

Liza Goldberg, Corporate Communications 1 408-856-3073, liza.goldberg@netiq.com

###

NetIQ CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended June 30, (Unaudited)		Year Ended June 30,	
	2003	2002	2003	2002
Software license revenue	$ 42,799	$ 56,705	$ 205,707	$ 207,848
Service revenue	29,862	19,494	104,517	70,391
Total revenue	72,661	76,199	310,224	278,239
Cost of software license revenue	3,033	1,264	10,090	4,048
Cost of service revenue	7,861	6,331	29,329	23,483
Amortization and impairment of purchased technology*	7,231	5,358	25,436	21,109
Total cost of revenue	18,125	12,953	64,855	48,640
Gross profit	54,536	63,246	245,369	229,599
Operating expenses:				
Sales and marketing	33,015	28,848	131,912	107,713
Research and development	18,226	16,343	71,105	61,016
General and administration	6,309	4,494	24,020	19,110
Employee stock-based compensation	132	344	796	3,247
Amortization of other intangible assets	4,960	5,049	18,520	20,198
Impairment of goodwill	330,484	—	330,484	—
Write-off of acquired in-process research and development	—	—	1,396	—
Restructuring charge	—	—	5,280	—
Amortization of goodwill	—	187,884	—	751,763
Total operating expenses	393,126	242,962	583,513	963,047
Loss from operations	(338,590)	(179,716)	(338,144)	(733,448)
Interest income, net	1,418	3,633	10,751	18,730
Loss before income taxes and cumulative effect of change in accounting principle	(337,172)	(176,083)	(327,393)	(714,718)
Income tax expense (benefit)	(2,490)	4,780	2,010	15,770
Loss before cumulative effect of change in accounting principle	(334,682)	(180,863)	(329,403)	(730,488)
Cumulative effect of change in accounting principle, net of income taxes	—	—	(579,338)	—
Net loss	$(334,682)	$(180,863)	$(908,741)	$(730,488)
Basic and diluted earnings per share:				
Loss before cumulative effect of change in accounting principle	$ (6.00)	$ (3.46)	$ (6.19)	$ (13.74)
Cumulative effect of change in accounting principle	—	—	(10.88)	—
Net loss	$ (6.00)	$ (3.46)	$ (17.07)	$ (13.74)
Shares used to compute basic earnings per share	55,797	52,255	53,253	53,155
RECONCILIATION OF NON-GAAP INFORMATION:				
Net loss	$(334,682)	$(180,863)	$(908,741)	$(730,488)
Adjustments:				
Amortization and impairment of purchased technology*	7,231	5,358	25,436	21,109
Employee stock-based compensation	132	344	796	3,247
Amortization of other intangible assets	4,960	5,049	18,520	20,198
Impairment of goodwill	330,484	—	330,484	—
Impairment of long-term investment in affiliate	693	—	1,438	—
Write-off of acquired in-process research and development	—	—	1,396	—
Restructuring charge	—	—	5,280	—
Amortization of goodwill	—	187,884	—	751,763
Cumulative effect of change in accounting principle, net of income taxes	—	—	579,338	—
Total adjustments	343,500	198,635	962,688	796,317
Income tax effect	(4,896)	(3,994)	(19,256)	(16,054)
Non-GAAP net income	$ 3,922	$ 13,778	$ 34,691	$ 49,775
Non-GAAP diluted net income per share	$ 0.07	$ 0.26	$ 0.64	$ 0.90
Shares used to compute non-GAAP diluted net income per share	57,028	53,578	54,560	55,109

* Previously reported in operating expenses

NetIQ CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	
	2003	**2002**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 81,085	$ 64,032
Short-term investments	232,291	411,861
Accounts receivable, net	39,016	35,095
Prepaid expenses and other	7,019	4,511
Total current assets	359,411	515,499
Property and equipment, net	58,042	55,518
Other intangible assets, net	56,245	57,537
Goodwill	272,561	915,813
Long-term investments	5,714	2,652
Other assets	1,797	1,624
Total assets	$ 753,770	$ 1,548,643
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,224	$ 5,612
Accrued compensation and related benefits	16,667	17,505
Other liabilities	13,124	15,363
Restructuring liability, current portion	2,302	—
Deferred revenue, current portion	55,632	46,603
Total current liabilities	94,949	85,083
Restructuring liability, net of current portion	532	—
Deferred revenue, net of current portion	3,082	2,100
Total liabilities	98,563	87,183
Stockholders' equity:		
Common stock	2,927,470	2,876,462
Deferred employee stock-based compensation	(861)	(395)
Accumulated deficit	(2,271,445)	(1,327,592)
Accumulated other comprehensive income	43	1,625
Less treasury stock	—	(88,640)
Total stockholders' equity	655,207	1,461,460
Total liabilities and stockholders' equity	$ 753,770	$ 1,548,643

NetIQ CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30,	
	2003	**2002**
Cash flows from operating activities:		
Net loss	$(908,741)	$(730,488)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	58,250	804,921
Amortization of employee stock-based compensation	796	3,247
Loss on sale of investments and property and equipment	824	1,000
Impairment of goodwill	330,484	—
Undistributed net loss in earnings of affiliate	500	148
Impairment of long-term investment in affiliate	1,438	—
Write-off of acquired in-process research and development	1,396	—
Cumulative effect of change in accounting principle	579,338	—
Tax benefit from disqualifying dispositions	181	13,900
Warrant issued in lieu of compensation	—	1,501
Changes in assets and liabilities, net of acquisitions:		
Accounts receivable	3,491	(7,577)
Prepaid expenses and other	(1,394)	(1,814)
Accounts payable	(245)	360
Accrued compensation and related benefits	(5,785)	2,592
Other liabilities	(15,311)	(3,525)
Restructuring liability	2,834	—
Deferred revenue	(932)	14,998
Net cash provided by operating activities	47,124	99,263
Cash flows from investing activities:		
Purchases of property and equipment	(15,291)	(15,609)
Proceeds from sales of property and equipment	20	47
Cash used in acquisitions, net of cash received	(202,312)	—
Purchases of short-term investments	(177,977)	(305,517)
Proceeds from maturities of short-term investments	224,521	270,901
Proceeds from sales of short-term investments	132,742	—
Purchase of long-term investment	(5,000)	(2,800)
Other	201	(185)
Net cash used in investing activities	(43,096)	(53,163)
Cash flows from financing activities:		
Proceeds from sale of common stock	13,803	16,456
Purchase of treasury stock	—	(88,640)
Net cash provided by (used in) financing activities	13,803	(72,184)
Effect of exchange rate changes on cash	(778)	622
Net increase (decrease) in cash and cash equivalents	17,053	(25,462)
Cash and cash equivalents, beginning of year	64,032	89,494
Cash and cash equivalents, end of year	$ 81,085	$ 64,032
Noncash investing activities:		
Issuance of common stock and options in business combination	$ 37,754	$ —
Issuance of treasury stock in business combination	$ 53,528	$ —
Supplemental disclosure of cash flow information-cash paid for:		
Interest	$ 40	$ 26
Income taxes	$ 2,451	$ 1,367